UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

AIRGAS, INC.

(Name of Subject Company)

AIRGAS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

009363102

(CUSIP Number of Class of Securities)

Robert H. Young, Jr.

Senior Vice President, General Counsel and Secretary

Airgas, Inc.

259 North Radnor-Chester Rd.

Radnor, PA 19087-5283

(610) 687-5253

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Daniel A. Neff, Esq.

David A. Katz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Airgas, Inc., a Delaware corporation (“Airgas” or the “Company”), with the Securities and Exchange Commission on February 22, 2010, relating to the tender offer by Air Products Distribution, Inc. (“AP Sub”), a Delaware corporation and wholly owned subsidiary of Air Products and Chemicals, Inc. (“Air Products”), to purchase all of the outstanding shares of Airgas’ Common Stock, par value $0.01 per share, including the associated rights to purchase shares of Series C Junior Participating Preferred Stock (“Rights,” and together with the Airgas Common Stock, the “Airgas Common Shares”), at a price of $60.00 per share, net to the seller in cash, without interest and less any required withholding taxes. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Statement is hereby amended and supplemented by inserting the following paragraph after the last paragraph in the section of the Statement entitled “Litigation Matters”:

On February 22, 2010, the Court in the Pennsylvania Action stayed the action to allow the Court in the Delaware Action to determine whether Cravath is disqualified from representing Air Products in the Delaware Action, and denied Cravath’s motion to abstain. On March 5, 2010, the Court in the Delaware Action held that Cravath is not disqualified from representing Air Products in that action. Two additional class action lawsuits have been commenced by Airgas stockholders against Airgas and/or the members of the Airgas Board in the Delaware Court of Chancery: Policemen’s Annuity and Benefit Fund of Chicago v. Peter McCausland., et al., Civil Action No. 5263-CC (filed Feb. 9, 2010); and Berzner v. Peter McCausland., et al., Civil Action No. 5282-CC (filed Feb. 23, 2010). On March 2, 2010, the Court consolidated the seven shareholder suits in an action styled In re Airgas, Inc. Shareholder Litigation, Civil Action No. 5256-CC (the “Shareholder Action”). On March 3, 2010, the stockholder plaintiffs filed a consolidated amended complaint in the Shareholder Action, seeking the same forms of relief as in their prior complaints and adding an allegation challenging certain disclosures in Airgas’ Schedule 14D-9. On March 23, 2010, Airgas and its directors filed an answer in the Shareholder Action denying the material allegations of the consolidated amended complaint. The Company and its directors believe that the claims made in the consolidated amended complaint are without merit and intend to defend them vigorously. On March 4, 2010, the plaintiffs in the Shareholder Action filed a motion asking the Court to schedule an expedited trial in ninety days, which the Court denied on March 17, 2010. The parties agreed on a scheduling order that coordinated the Delaware Action and the Shareholder Action for purposes of pre-trial proceedings and trial, and set a trial date of October 4, 2010; the Court entered this order on March 29, 2010.

Item 8 is hereby amended by restating the paragraph under the heading “Forward-Looking Statements” in its entirety as follows:

This Schedule 14D-9 contains statements that are forward looking. These statements may include, but are not limited to: our having strong prospects for organic and acquisition growth in the coming years; the economy just beginning its recovery; the view that under the terms of Air Products’ proposal, our stockholders would sacrifice real value and opportunity; our belief that a combination of our two companies could destroy rather than create value; our belief that Air Products’ tender offer would be highly likely to be subject to substantial delays related to U.S. antitrust clearance; and our prospects for continued growth and stockholder value creation. All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by us or any other person that the results expressed therein will be achieved. Airgas assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include: adverse changes in customer buying patterns resulting from further deterioration in current economic conditions; weakening in the operating and financial performance of our customers, which can negatively impact our sales and ability to collect our accounts receivable; postponement of projects due to the recession; customer acceptance of price increases; the success of implementing and continuing our cost reduction programs;

supply cost pressures; increased industry competition; our ability to successfully identify, consummate, and integrate acquisitions; our ability to achieve acquisition synergies; our continued ability to access credit markets on satisfactory terms; significant fluctuations in interest rates; increases in energy costs and other operating expenses eroding planned cost savings; higher than expected implementation costs of the SAP system; conversion problems related to the SAP system that disrupt our business and negatively impact customer relationships; the impact of tightened credit markets on our customers; the impact of changes in tax and fiscal policies and laws; the potential for increased expenditures relating to compliance with environmental regulatory initiatives; the impact of new environmental, healthcare, tax, accounting, and other regulation; continued potential liability under the Multiemployer Pension Plan Amendments Act of 1980 with respect to our participation in or withdrawal from multi-employer pension plans for our union employees; the extent and duration of current recessionary trends in the U.S. economy; the effect of catastrophic events; political and economic uncertainties associated with current world events; and other factors described in Airgas’ reports, including its March 31, 2009 Form 10-K, subsequent Forms 10-Q, and other documents filed by Airgas with the SEC. The Company notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995. The Company is not waiving any other defenses that may be available under applicable law.

ITEM 9.	EXHIBITS

Item 9 is hereby amended and supplemented by adding the following exhibit.

Exhibit Number	Description
(a)(16)	Press release issued by Airgas, dated April 1, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

AIRGAS, INC.

By:	/s/ Robert H. Young, Jr.
Name:	Robert H. Young, Jr.
Title:	Senior Vice President and General Counsel

Dated: April 1, 2010

EXHIBIT INDEX

Exhibit Number	Description
(a)(16)	Press release issued by Airgas, dated April 1, 2010.